Exhibit 99.2

I N V E S TO R P R E S E N TAT I O N October 2024 Empowering Global Users with SJ Verse, an AI & Metaverse Lifestyle Solution. START NOW Denny Tang – Chief Financial Officer

Disclaimer This presentation has been prepared by Scienjoy Holding Corporation (the “Company”) solely for informational purposes . No representations, warranties or undertakings, express or implied, are made by the Company or any of its officers, directors, affiliates, advisers or representatives as to, and no reliance should be placed upon, the accuracy, fairness, completeness or correctness of the information or opinions presented or contained in this presentation . By viewing or accessing the information contained in this presentation, you acknowledge and agree that none of the Company or any of its officers, directors, affiliates, advisers or representatives accept any responsibility whatsoever (in negligence or otherwise) for any loss howsoever arising from any information presented or contained in this presentation or otherwise arising in connection with the presentation . The information presented or contained in this presentation is subject to change without notice and its accuracy is not guaranteed . None of the Company or any of its affiliates, advisers or representatives or the underwriters make any undertaking to update any such information subsequent to the date hereof except as required by law . This presentation should not be construed as legal, tax, investment or other advice . This presentation contains statements that reflect the Company’s intent, beliefs or current expectations about the future These statements can be recognized by the use of words such as “expects,” “ plans,” “will,” “estimates,” “projects,” “intends” or words of similar meaning . These forward - looking statements are made only, and are based on, estimates and information available to the Company, as of the date of this Presentation, and are not guarantees of future performance . All statements other than statements of historical fact in this presentation are forward - looking statements, including but not limited to, the Company’s goals and growth strategies ; the Company’s expectations regarding demand for and market acceptance of the Company’s brand and platforms ; the Company’s future business development, results of operations and financial condition ; the Company’s ability to establish operations in Dubai ; the Company’s ability to maintain and improve the Company’s infrastructure necessary to operate the Company’s business ; competition in the live streaming and metaverse industry ; the expected growth of, and trends in, the markets for the Company’s products and services in the markets in which jurisdictions that we sell the Company’s products ; the Company’s ability to compete successfully with its competitors, government policies and regulations relating to the Company’s operations ; the Company’s ability to develop and maintain effective disclosure controls and internal controls over financial reporting ; the effect of any sales or the anticipation of sales by the selling stockholders upon the market price of the Company’s ordinary shares ; the Company’s ability to comply with the continued listing standards of Nasdaq stock market ; general economic and business condition in China and elsewhere ; the Company's ability to operate as a public company ; the period of time for which its current liquidity will enable the Company to fund its operations ; general economic and business conditions ; the volatility of the Company's operating results and financial condition and the price of its ordinary shares ; the Company's ability to attract and retain qualified senior management personnel and research and development staff ; and assumptions underlying or related to any of the foregoing and other risks detailed in the Company's filings with the Securities and Exchange Commission and available on the SEC’s website at http : //www . sec . gov .

Disclaimer (Continued) These forward - looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry. The Company undertakes no obligation to update forward - looking statements to reflect subsequent occurring events or circumstances, or to changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward - looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results. This presentation does not constitute an offer to sell or an invitation to purchase or subscribe for any securities of the Company for sale in the United States or anywhere else. No part of this presentation shall form the basis of or be relied upon in connection with any contract or commitment whatsoever. Specifically, these materials do not constitute a “prospectus” within the meaning of the US Securities Act of 1933, as amended, and the regulations enacted thereunder. This presentation does not contain all relevant information relating to the Company or its securities, particularly with respect to the risks and special considerations involved with an investment in the securities of the Company. Any decision to purchase the Company’s securities should be made solely on the basis of the information contained in the Company’s public filings and any prospectus relating to the proposed offering. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this presentation. Any representation to the contrary is a criminal offense. In evaluating its business, the Company uses or may use certain non GAAP measures as supplemental measures to review and assess its operating and financial performance. These non GAAP financial measures have limitations as analytical tools, and when assessing the Company’s operating and financial performances, investors should not consider them in isolation, or as a substitute for any consolidated statement of operations data prepared in accordance with US GAAP. THE INFORMATION CONTAINED IN THIS DOCUMENT IS BEING GIVEN SOLELY FOR YOUR INFORMATION AND ONLY FOR YOUR USE IN CONNECTION WITH THIS PRESENTATION THE INFORMATION CONTAINED HEREIN MAY NOT BE COPIED, REPRODUCED, REDISTRIBUTED, OR OTHERWISE DISCLOSED, IN WHOLE OR IN PART, TO ANY OTHER PERSON IN ANY MANNER

Scienjoy was born for Mobile Decade Profesional Creative From Scienjoy to SJ Verse New infrastrcuture: GenAI, 5G, MR People can enjoy infinite lives with AI &metaverse SJ Verse is Built for AI & Metaverse Era 4G Telecommunications Networks + Smartphone as infrastructure for mobile live streaming Technical Strength Operational Experience Highly Capable Team Global Perspective

Scienjoy to SJ Verse Transformation: Key Milestone Scienjoy established 2011.10 Launched “Showself Live” 2014.06 2020.05 Listed in NASDAQ 2023.Q3 Invested DVCC SJ Nasdaq Launch SJ Verse 2023.Q4 Launch SJ Verse Media 2024.Q1

About SCIENJOY

SCIENJOY

Business Model – LIVE STREAMING

Registered Users *

> 300 M

Active Broadcasters *

~ 200 K

Paying Ratio*

9.4%

ARPU*^

USD 365

Revenue*^

USD 206 M

Adjusted Operating Profit *^@

USD 5.5 M

* Data Extracted from various Partner Cap Securities Research Report dated between 29th August 2023 to 30th April 2024.
^ Exchange rate at RMB / USD = 7.1
@ Operating Profit adjusted to exclude all one-off and share price impact items.
All the above are 2023 Full Year Data

Financials - Back On Track 363 369 428 316 304 2Q 3Q 4Q Revenue 374 1Q 2023 2024 5 12 14 10 29 1Q 2Q 3Q - 8 4Q Operating Profit 2023 2024 3.2% 3.3% 3.3% 1.6% 7.6% 1Q 2Q 3Q - 2.1% 4Q Operating Margin 2023 2024 RMB’M Information extracted from Company’s financial Statement

Vision: Everyone can enjoy their own elegant AI & metaverse lifestyle. SJ Verse : A non - stop metaverse people can live in it. Mission: Create a Dubai characteristic AI & metaverse ecosystem for global users. SJ Verse

SJ Verse Ecosystem



AI MATE
USER
AVATARS
CONTENT CREATOR
DEVELOPER
PARTNER
SUPPLIER
DVC
Travel Mate
SJV
AI Vista
3rd Party App
SJ Media

How it Works • Enables users to live out a fulfilling AI & metaverse lifestyle, participating in various activities and earning real world rewards Lifestyle focused and Real - world Benefits • Allows consumers and avatars to build the next generation of social networks, connecting AI Mates and like - minded individuals. Next - Gen Social Networks • Empower users to generate and share their personalized contents without any barries. • Users can craft real world lifestyle items based on their own artworks. Unleash Creativity and Reinvent Lifestyle • Enpower partners and third - party developers to create diverse apps, sharing revenue and driving innovation. • Connects with other metaverses and internet platforms for seamless interactions. Open Platform

AIGC* without any barriers to unleash creativity AI Enabler Select Template Upload Image Generate Create new Templates with AI Mate Co - Create with Favorite Artists Self Achievement * Artificial Intelligence Generated Content

^You are the founder of your life ! AI Lifestyle AIGC*’s content is not only digital, but also physical. Craft lifestyle items based on generated artworks. Truly personalized and unique. * Artificial Intelligence Generated Content ^ To be released

AI VISTA MACHINE ^ 1 Select Template 3 Print And Go Click A Picture 2 ^ To be released

AI Travel Mate ^ Refined World Streamlined Living You are the founder of your life! No language barriers. Communicate in your native language No need to install and use local applications, no learning cost No need to provide personal information to unfamiliar applications ^ To be released

Dubai Verse Cup

Global Expansion Strategy HQ in Dubai, GCC* Now & World In Future Technological Innovation and Research & Development Content and Ecosystem Construction User Experience Optimization Cooperation and Partnership Establishment Market Expansion Why Dubai? • Innovation Hub of future tech. • Elegant & Luxury lifestyle * Gulf Cooperation Council (“GCC”) political and economic alliance consist of six Middle Eastern countries — Saudi Arabia, Kuwait, the United Arab Emirates, Qatar, Bahrain, and Oman.

Asset Intrinsic Value

1,464 1,583 1,707 1,831 1,954 2,078 2023 2024 2025 2026 2027 2028 Revenue China 1 98 509 913 1,260 1,670 2023 2024 2025 2026 2027 2028 Revenue Dubai 225 241 175 205 Cash and Cash equivalent $4.30 Eq.Value/Share China Live Streaming Legacy Eq.Value/Share Metaverse - “Free” Call Option Target Price $6.13 Current Share Price * $1 Cash Value ^ $0.7 Cash is KING Asset Intrinsic Value ム All amounts in RMB millions, except share and per share data or otherwise stated メ The above data are all extracted from Partner Cap Securities Research Report dated 13 th June, 2024 2020 2021 2022 2023 The above data are extracted from company’s financial Statement. * Average share price for the year 2024 ^ Based on cash and cash equivalent divided by total number of outstanding shares as of year end 2023

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